Mail Stop 7010




January 25, 2006


Via U.S. mail and facsimile

Mr. James G. Bradley
Chairman and Chief Executive Officer
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, WV 26003

Re: 	Wheeling-Pittsburgh Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed January 20, 2006
File No. 333-130579

Dear Mr. Bradley:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1. Please have counsel revise its legal opinion to cover the state law governing the Rights Agreement.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at
(202) 551-3708 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Michael C. McLean
Ms. Kristen Larkin Stewart
Kirkpatrick & Lockhart Nicholson Graham LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, PA 15222
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Mr. James G. Bradley
Wheeling-Pittsburgh Corporation
January 25, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE